FORM 51-102F3
Material Change Report

Item 1		Name and Address of Issuer

Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2		Date of Material Change

August 10th , 2006, being the date of the news release.

Item 3		News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media. Copy of the News Release is attached hereto.

Item 4		Summary of Material Change

The Company issued its 2006 second quarter report for the three and six months ended June 30, 2006.

In the six months ended June 30, 2006: $12,977,113 was capitalized to exploration properties, substantially all on the Gualcamayo property in Argentina, including non-cash $2,401,117 stock- based compensation, primarily in connection with drilling, aeromagnetic survey, technical engineering, geotechnical studies and baseline study for the Environmental Impact Statement, access roads, road to and drill pads for the Quebrada Perdida exploration project and purchase of vehicles and equipment; an operating loss of $2,517,636 was incurred which included $2,317,278 stock-based compensation; and a bought deal financing was completed in February, netting the Company $56.6 million cash.

As at June 30, 2006, the Company has cash and cash equivalents of $73,210,225.

Item 5		Full Description of Material Change

Please see attached news release.

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777
Item 9.		Date Of Report

DATED at Vancouver, BC, this 10th day of August, 2006.

News Release #2006.18
Viceroy
Exploration Ltd.	TSX: VYE
AMEX: XVE
301 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Announces 2006 Six Month Financial Report

Vancouver, British Columbia, August 10, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the six months ended June 30, 2006.

Viceroy is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three main zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces Measured and Indicated and 0.6 million ounces Inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

In the 2006 first and second quarters, results of infill, step out and deep drilling at Gualcamayo intersected extensions to existing zones which continue to be open on strike and to depth. As these results impact the resource model, the new resource estimate and updated Preliminary Economic Assessment originally planned for the 2006 first quarter was delayed. The Company is presently awaiting assays of four additional holes following which it intends to complete the resource update and updated Preliminary Economic Assessment. Related announcements are expected to be made in late August and early September, respectively. The updated Preliminary Economic Assessment will include the three main zones of mineralization, being the expanded Quebrada del Diablo (“QDD”) resource and the Amelia Ines and Magdalena deposits. The previously announced Preliminary Economic Assessment in January 2005 includes only the QDD resource. Concurrently, technical, engineering and mine design studies continue in preparation for planned submission of the Environmental Impact Statement (“EIS”) in late August 2006 and completion of a feasibility study in the 2006 fourth quarter.

Engineering work for the feasibility study is progressing well. The current focus is on completing the geotechnical work for the leach pad designs and also for the design of pit slopes and benches. Geotechnical drilling is complete and the detailed analysis is ongoing. Metallurgical testwork for the plant design has been completed and the plant layouts are being finalized for capital cost estimation purposes.

The regional exploration program within the Gualcamayo and adjacent Salamanca properties is continuing. In early July 2006, an access road and a number of drill pads were completed in preparation for drilling at the 100% owned Quebrada Perdida project, located some 8 km west of the main QDD zone. Results from the first stage of drilling are expected in September. Road construction to other regional exploration targets on the Gualcamayo property is continuing in preparation for drilling later in the current year.

The Company has signed earn-in agreements on two of its 3 properties located in the High Andes of San Juan province on which field programs are planned during the 2006/07 exploration season.

As at June 30, 2006, the Company has in excess of $73 million in cash, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

During the six months ended June 30, 2006, the Company:

-	in February, with a syndicate of underwriters, completed a $60 million bought deal financing consisting of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share;
-	announced appointments of additional key senior personnel and the engineering consultants for the feasibility study and of Mr. John Ivany as a director of the Company;
-

carried out definition, geotechnical and exploration drilling within the Gualcamayo project that included 94 holes covering 17,274 metres, certain of which were in progress at June 30 at which time there were three diamond drill and two reverse circulation rigs on site;

-	carried out a regional aeromagnetic survey on the Gualcamayo and Salamanca properties which, together with previously completed surface mapping and sampling, identified several drill targets;
-	substantially completed an access road to and drill pads at the regional exploration project Quabrada Perdida in preparation for drilling;
-	continued technical engineering and geotechnical studies in connection with the updated Preliminary Economic Assessment, baseline study for the EIS and concurrently began the feasibility study;
-	advanced column leach testing, pad location and design, water, waste water/sewage and power supply studies;
-	initiated a fines losses program to assist in determining whether loss of fines during diamond drilling may be understating the true grade of the mineralized zone;
-	continued to develop its community relations program and liaisons with provincial, municipal and local officials;
-	began expansion of the camp by 60 persons to accommodate a total 160 persons;
-	completed the new access road to the project and substantially completed roads within the area of the proposed pit;
-	signed an option agreement on the Evelina property with Corex Gold Corporation; and
-	was approved for listing on the American Stock Exchange.

RESULTS OF OPERATIONS

For the three months ended June 30, 2006 (the “2006 second quarter”) as compared to the three months ended June 30, 2005 (the “2005 second quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for interest income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2006 second quarter, the Company had a loss of $2,185,617 as compared to a loss of $557,240 for the 2005 second quarter. A significant component of operating expense in the 2006 second quarter is $2,317,278 of stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation. Stock-based compensation recorded in the 2005 second quarter was nil. Before consideration of the non-cash stock-based compensation, in the 2006 second quarter the Company had net income for the period of $131,661 as compared to the above-referred loss of $557,240 for the 2005 second quarter. The current period net income is a result of $711,862 in interest income generated primarily by the proceeds invested from the net $56.6 million financing in February 2006 as compared to $70,686 in interest income in the 2005 second quarter.

The Loss Before The Following in the 2006 second quarter excluding stock-based compensation is $587,998 as compared to $629,234 in the 2005 second quarter. The relative decrease in spending is a result of 2005 expenses for the $152,200 fee to list on the TSX and analysts’ visits to the property which more than offset the 2006 increase in cash compensation due to increased activity and in professional fees incurred in connection with an ongoing control certification support assignment, which began in the fall of 2005, to assist the Company in maintaining compliance with regulatory requirements. In the 2006 second quarter, Company representatives attended four industry conferences in North America and gave marketing presentations in North America and Europe.

Capitalized Exploration Expenditures:

In the 2006 second quarter, $8,146,153 was spent substantially all on the Gualcamayo property, including non-cash $1,972,627 stock-based compensation to project geologists, engineers and personnel. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, technical engineering, geotechnical studies and baseline study for the EIS, access roads, road to and drill pads for the Quebrada Perdida exploration project and purchase of vehicles and equipment, as compared to $1,826,823 spent in the 2005 second quarter substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at June 30, 2006 is $2,633,228 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash from operating activities in the 2006 second quarter is $93,612 resulting from the $711,862 interest income as compared to cash used in the 2005 second quarter of $544,564 in which period the interest income was $70,686.

Cash used in investing activities in the 2006 second quarter of $5,913,865 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the 2005 second quarter, cash of $1,678,870 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the 2006 second quarter of $587,639 is from the partial exercise of stock options and warrants as compared to cash from financing activities of net $407,008 in the 2005 second quarter, $439,439 on the partial exercise of stock options and warrants less $32,431 in deferred charges relating to a future financing.

In summary, for the 2006 second quarter, total cash and cash equivalents decreased by $5,232,614 to $73,210,225 as compared to a decrease in total cash and cash equivalents for the 2005 second quarter of $1,816,426 to $11,407,982.

For the six months ended June 30, 2006 as compared to the six months ended June 30, 2005:

Loss For The Period:

For the six months ended June 30, 2006, the Company had a loss of $2,517,636 as compared to a loss of $1,860,948 for the six months ended June 30, 2005. A significant component of operating expenses in these periods is stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation which is $2,317,278 and $1,092,697, respectively. Before consideration of the non-cash stock-based compensation, in the six months ended June 30, 2006 the Company had a loss of $200,358 as compared to a loss of $768,251 for the six months ended June 30, 2005. The current period loss is net of $1,120,711 in interest income, generated primarily by the proceeds invested from the net $56.6 million February 2006 financing, as compared to $152,992 in interest income in the six months ended June 30, 2005.

The Loss Before The Following in the six months ended June 30, 2006 excluding stock-based compensation is $1,316,627 as compared to $924,925 in the six months ended June 30, 2005. The relative increase in spending is primarily a result of the increase in personnel and related cash compensation and professional fees in connection with the ongoing control certification support assignment which began in the fall of 2005. Included in the current 2006 period is the filing fee and related expenses of listing on the American Stock Exchange and in the 2005 period the filing fee and related expenses of listing on the TSX. Company representatives attended seven industry conferences in North America and gave marketing presentations in North America and Europe.

Capitalized Exploration Expenditures:

In the six months ended June 30, 2006, $12,977,113 was spent substantially all on the Gualcamayo property including non-cash $2,401,117 stock-based compensation to project geologists, engineers and personnel. Stock-based compensation capitalized as exploration expenditures in the six months ended June 30, 2005 was nil. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, aeromagnetic survey, technical engineering, geotechnical studies and baseline study for the EIS, access roads, road to and drill pads for the Quebrada Perdida exploration project and purchase of vehicles and equipment, as compared to $3,150,655 spent in the six months ended June 30, 2005 substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at June 30, 2006 is $2,633,228 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the six months ended June 30, 2006 is $208,511, inclusive of $1,120,711 interest income, as compared to cash used in the six months ended June 30, 2005 of $894,055, inclusive of $152,992 interest income.

Cash used in investing activities in the six months ended June 30, 2006 of $9,291,332 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the six months ended June 30, 2005, cash of $2,822,455 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the six months ended June 30, 2006 of $59,593,809 is comprised of the $56,637,142 net cash from the bought deal financing and $2,956,667 from the partial exercise of stock options and warrants as compared to cash from financing activities of net $625,508 in the six months ended June 30, 2005, $657,939 on the partial exercise of stock options and warrants less $32,431 in deferred charges relating to a future financing.

In summary, for the six months ended June 30, 2006, total cash and cash equivalents increased by $50,093,966 to $73,210,225 as compared to a decrease in total cash and cash equivalents for the six months ended June 30, 2005 of $3,091,002 to $11,407,982.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2006 as compared to as at December 31, 2005:

As at June 30, 2006, the Company has cash and cash equivalents of $73,210,225 as compared to cash and cash equivalents of $23,116,259 as at December 31, 2005, an increase of $50,093,966. The increase is a result of the February 2006 bought deal financing which netted the Company $56,637,142. Working capital at June 30, 2006 is $71,094,969, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

As of the August 1, 2006 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of the Company’s outstanding warrants and stock options granted at June 30, 2006. If all outstanding warrants and options were exercised, a total 6,523,948 common shares would be issued for cash proceeds of $22,982,667. The outstanding warrants for 2,290,448 shares expire December 6, 2006 and would realize cash proceeds of $6,298,732. The outstanding stock options for 4,233,500 shares have a weighted average remaining contractual life of 3.81 years and would realize cash proceeds of $16,683,935.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next twelve months. Development of the Gualcamayo project beyond feasibility will require additional equity or possible debt financing. The Company is presently targeting the 2006 fourth quarter for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at June 30, 2006 is $365,390 and $1,384,367 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2005 are substantially unchanged as at August 1, 2006.

OTHER INFORMATION

Attached to this News Release are the interim consolidated financial statements of Viceroy Exploration Ltd. for the three and six months ended June 30, 2006, excluding notes.

For the full text of the interim report, including the management discussion and analysis, is filed on SEDAR at www.sedar.com. For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO 604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Report on Form 6-K filed with the Securities and Exchange Commission.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	June 30,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	73,210,225	23,116,259
Prepaid expenses	154,728	143,884
	73,364,953	23,260,143
Exploration properties	32,921,866	19,944,753

Furniture and equipment – corporate office	72,197	48,708
	106,359,016	43,253,604
Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,269,984	959,140

Shareholders’ Equity

Capital stock (52,983,235 common shares; December 31, 2005 –
42,033,043 common shares)	105,662,972	45,116,078
Stock options and brokers’ warrants	7,890,661	4,125,351

Deficit	(9,464,601)	(6,946,965)
	104,089,032	42,294,464
	106,359,016	43,253,604

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2006	2005	2006	2005
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	2,317,278	-	2,317,278	761,241
Other consultants	-		-	331,456
	2,317,278	-	2,317,278	1,092,697

Salaries, benefits and officer consultants	236,444	164,131	659,730	331,849
Stock exchange/transfer agent/listing application	87,980	181,609	157,545	192,756
Professional fees	78,254	29,439	155,751	42,336
Shareholders’ communication	23,341	24,328	45,307	31,212
Amortization	10,228	8,400	17,767	12,400
Investor relations	92,777	161,443	145,941	210,239
Travel and lodging	9,405	6,988	14,340	6,988
Office and miscellaneous	49,569	52,896	120,246	97,145

Loss before the following	2,905,276	629,234	3,633,905	2,017,622

Interest income	(711,862)	(70,686)	(1,120,711)	(152,992)

Foreign exchange loss (gain)	(7,797)	(1,308)	4,442	(3,682)

Loss for the period	2,185,617	557,240	2,517,636	1,860,948

Deficit - Beginning of period	7,278,984	5,128,838	6,946,965	3,825,130

Deficit - End of period	9,464,601	5,686,078	9,464,601	5,686,078

Basic and diluted loss per share	0.04	0.02	0.05	0.05

Weighted average number of shares
outstanding	52,817,790	35,721,912	50,100,534	35,623,943

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2006	2005	2006	2005
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(2,185,617)	(557,240)	(2,517,636)	(1,860,948)

Non-cash charges	2,327,506	8,400	2,335,045	1,105,097
Changes in non-cash working capital items	(48,277)	4,276	(25,920)	(138,204)

	93,612	(544,564)	(208,511)	(894,055)

Cash flows (used in) from investing activities
Exploration properties	(5,899,347)	(1,661,343)	(9,250,076)	(2,799,462)
Furniture and equipment – corporate office	(14,518)	(17,527)	(41,256)	(22,993)

	(5,913,865)	(1,678,870)	(9,291,332)	(2,822,455)

Cash flows from financing activities
Bought deal financing – net	-	-	56,637,142	-
Exercise of warrants and stock options	587,639	439,439	2,956,667	657,939
Deferred charges	-	(32,431)	-	(32,431)

	587,639	407,008	59,593,809	625,508

Increase (decrease) in cash and cash equivalents	(5,232,614)	(1,816,426)	50,093,966	(3,091,002)

Cash and cash equivalents - Beginning of period	78,442,839	13,224,408	23,116,259	14,498,984

Cash and cash equivalents - End of period	73,210,225	11,407,982	73,210,225	11,407,982

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and
brokerages	73,210,225	11,407,982	73,210,225	11,407,982